UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Smitten Press: Local Lore and Legends Inc.
(Exact name of registrant as specified in its corporate charter)

000-51159
(Commission File No.)

Nevada	98-0427526
(State of Incorporation)	(IRS Employer Identification No.)

(1825 NW 38th Avenue, Lauderhill, FL 33311)

(516) 680-4505)

Copies to:
Hamilton, Lehrer & Dargan P.A.
101 Plaza Real South Suite 202
Boca Raton Florida 33424
(561) 416-8956 Telephone;
(561) 416-2855 Facsimile

Smitten Press: Local Lore and Legends Inc.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

GENERAL

This Information Statement is being mailed on or about September 7, 2007 to the holders of record as of August 31, 2007, of the common stock of Smitten Press: Local Lore and Legends Inc. (hereafter referred to as “us”, “we” or “our”), a corporation organized under the laws of Nevada, par value $0.001 per share ("Common Stock"). You are receiving this Information Statement in connection with our election of Robert L. Cox as our Sole Director (the "Designee").

In accordance with the terms of the August 30, 2007 Stock Purchase Agreement (the "Agreement"), among Robert L. Cox, the Estate of Richard Smitten, which was our Majority Shareholder (the “Majority Shareholder”), Robert L. Cox acquired 15,270,000 shares of our common stock from our Majority Shareholder in exchange for $600,000.

Prior to the closing of this transaction on August 30, 2007, Michael T. Williams was our President, Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer, but resigned from all of these positions on August 30, 2007 contemporaneous with the closing. On the same day, August 30, 2007, immediately following Mr. Williams’ resignation, Robert L. Cox became our Chief Executive and a Board of Directors resolution appointed Robert L. Cox as our Sole Director to be effective ten days after the mailing of this Information Statement on Schedule 14F-1. Michael T. William will resign as our Director contemporaneous with the appointment of Robert L. Cox. Robert Cox’s term of office as our Director will begin on approximately September 17, 2007 and expires upon the earlier of his resignation or death. We are filing this Schedule 14F because upon the effective date of Robert L. Cox’s appointment as our Director, there will be a change in the majority of our Board of Directors.

Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholder was the holder of a controlling position in our issued and outstanding voting stock, beneficially owning 15,270,000 shares of our Common Stock.

THE PURCHASE OF 15,270,000 SHARES OF COMMON STOCK BY ROBERT L. COX FROM OUR FORMER CONTROLLING SHAREHOLDER PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF OUR VOTING SECURITIES. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF OUR BOARD OF DIRECTORS TEN DAYS AFTER THE MAILING OF THIS SCHEDULE 14(F). AS A RESULT, ROBERT L. COX WILL CONTROL OUR BOARD OF DIRECTORS.

No action is required by our shareholders in connection with Robert L. Cox’s election or appointment to our Board of Directors. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing of this Information Statement to our shareholders not less than ten days prior to the effective date of a change in a majority of our directors if such a change occurs without a meeting of our shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

As of September 5, 2007, there were 15,270,000 shares of our Common Stock, $.001 par value, issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The outstanding shares of Common Stock are our only class of equity securities currently issued and outstanding.

The following tables set forth the ownership, as of September 5, 2007, of our common stock by: (a) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) each director, nominee and executive officer of the Company, (c) all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

(Pre-Closing as of August 30, 2007)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
The Estate of Richard Smitten by Kelly Smitten, Executive and Beneficiary, 3675 NE Skyline Drive Jensen Beach, FL 34957-3917	15,270,000 Direct	68.65%

(Post-Closing as of September 5, 2007)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Robert L. Cox 1825 NW 38th Ave Lauderhill, FL 33311	15,270,000 Direct	68.65%

Security Ownership of Directors and Officers (1)(2)
As of September 5, 2007, Robert L. Cox, our Chief Executive Officer and to be Director, directly controls 68.65% of our outstanding securities.

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The following sets forth information concerning our Chief Executive Officer, Robert L. Cox, who will be appointed as our sole Director as of September 17, 2007. Michael T. Williams, our current Director since December 2006, will resign as our Director contemporaneous with the appointment of Robert L. Cox. The Director will serve one year terms or until his successors are elected. During the fiscal year ended December 31, 2006, our Board of Directors held no formal meetings.

The following sets forth certain information concerning Robert L. Cox:

Name and Age	Position
Robert L. Cox, 46	Chief Executive Officer

Since April 2007, Robert L. Cox has been the President, Chief Executive Officer, and Director of Simply Fit Holdings Group, Inc., a privately held Florida corporation in the business of beverage manufacturing and marketing. From June 1983 to March 1987, Mr. Cox was Vice President and then President of C&C Development, a family owned commercial real estate development company located in Hialeah, Florida. From March 1987 to February 1999, he held the positions of Vice President, Executive Vice President, Chief Operating Officer, President, Chief Executive Officer, and Director for Tower Realty Trust, a Real Estate Investment Trust, which was publicly traded on the New York Stock Exchange and a Securities and Exchange Commission Reporting Company, and specialized in the acquisition and development of commercial office properties. From January 2000 to August 2006, Mr. Cox was the President, Chief Executive Officer, and Director for Instacare Corporation, a Nevada corporation and Securities and Exchange Commission reporting company that operated a healthcare distribution business and whose common stock was publicly traded on the OTC Bulletin Board. From August 2006 to April 2007, Mr. Cox was a consultant for small-capitalized companies and assisted in overall corporate structuring and going public concerns. Until 2001, Mr. Cox was a member of the Building Owners and Managers Association of New York (BOMANY). In 1983, Mr. Cox received a Bachelor of Arts, Degree in Business Administration and Finance from Florida State University.

EXECUTIVE COMPENSATION:

To date, we have not paid any cash compensation to our Directors.

Our to be appointed Director has not received compensation for his services as Director nor has he been reimbursed for expenses incurred in attending Board meetings.

We may pay cash compensation to our Officers and Directors in the future, however no final determinations have been made as of the date hereof.

DIRECTOR INDEPENDENCE:

Mr. Robert L. Cox, who will be appointed as the sole member of our Board of Directors ten (10) days after the mailing of this 14F-1, is not an independent director. Thus, there is a potential conflict of interest in connection with our to be appointed board member who is management and may participate in discussions concerning management compensation, including conducting his own annual review and determining his own bonus and performance goals, and audit issues that may otherwise affect management decisions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:

Apart from the transactions we reported in our Form 10-KSB for the period ending December 31, 2006, under Item 12, Certain Relationships and Related Transactions, we have not entered into any material transactions with any director, executive officer, nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Additionally, we have not had any such transactions with any promoter.

LEGAL PROCEEDINGS:

We are not aware of any legal proceedings in which any of our Directors, to be appointed Director, nominees, officers or affiliates, any owner of record or beneficially of more than five percent of any class of voting securities, or any associate of any such Director, nominee, officer, affiliate, or security holder is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries. No officer, director, or persons nominated for such positions, promoter, or significant employee has been involved in any legal proceedings that would be material to an evaluation of our management.

Additionally, our directors, to-be-appointed director, executive officers, and control persons have not been involved in any of the following events during the past five years:

1.	Any bankruptcy petition filing by or against any businesses of which such person was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time;
2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.
Being subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities, or banking activities;

4.
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of our common stock and other of our equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by us.

We are not aware of any person who at any time during the period prior to the quarter ended June 30, 2007 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section16(a) of the Exchange Act since the date we filed our Registration Statement of Form 10SB with the Securities Exchange Commission.

CORPORATE GOVERNANCE:

We do not have an audit committee; as such we do not have an audit committee charter or an audit committee financial expert. We have no nominating or compensation committees, or committees performing similar functions for our Board of Directors. We do not have any such committees at this time because we have not sufficiently developed our financial, operational, or management resources to yet justify the use of these committees.

OTHER INFORMATION:

Incorporation by Reference

The following documents are incorporated by reference:

Form 8-K under Item 5.1 (Changes in Control of Registrant) and Item 5.02 (Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers) and the following exhibits attached thereto:

Exhibit 10.1 - Stock Purchase Agreement between Robert L. Cox and the Estate of Richard Smitten

Exhibit 99.1 - Resignation Letter of Michael T. Williams

We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

Smitten Press: Local Lore and Legends Inc.

Dated: September 7, 2007	/s/ Robert L. Cox
Robert L. Cox